Commission File Number 001-31914

EXHIBIT 99.2

中 國 人 壽 保 險 股 份 有 限 公 司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

Announcement on the Resolutions of the Sixteenth Meeting of the Sixth Session of the Board of Supervisors of China Life Insurance Company Limited

The sixteenth meeting (the “Meeting”) of the sixth session of the Board of Supervisors of China Life Insurance Company Limited (the “Company”) (the “Board of Supervisors”) was held on April 28, 2021 in Beijing. The supervisors were notified of the Meeting by way of a written notice dated April 19, 2021. All of the Company’s four supervisors attended the Meeting. The following supervisors attended the meeting in person: Jia Yuzeng, the chairman of the Board of Supervisors, and Han Bing, Cao Qingyang and Wang Xiaoqing, supervisors of the Company. The time, venue and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, regulatory rules, Articles of Association (the “AOA”) of the Company and Procedural Rules for the Board of Supervisors of the Company.

The Meeting was presided over by Mr. Jia Yuzeng, the chairman of the Board of Supervisors. The supervisors who were present passed the following resolutions unanimously after sufficient review and discussion:

1. Proposal on the First Quarter Report of the Company for the Year of 2021

The Board of Supervisors believed that: The preparation and review procedures of the First Quarter Report of the Company for the Year of 2021 are in conformity with provisions under relevant laws, regulations, the AOA and internal management regulations of the Company. The content and form of such report meet the requirements of the China Securities Regulatory Commission and the Shanghai Stock Exchange. The information contained therein reflects the operational and financial condition of the Company in the reporting period. No breach of confidentiality by the staff involved in the preparation and review of the First Quarter Report of the Company for the Year of 2021 was detected before such opinion was issued.

Voting result: 4 for, 0 against, with no abstention

2.	Proposal on the Corporate Governance Report of the Company for the Year of 2020

Voting result: 4 for, 0 against, with no abstention

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Commission File Number 001-31914

3.	Proposal on the Working Plan with regard to Internal Control of the Company for the Year of 2021

Voting result: 4 for, 0 against, with no abstention

Board of Supervisors of China Life Insurance Company Limited

April 28, 2021

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